Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main Fax	+852-3923-1111 +852-3923-1100

November 17, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Amendment No. 3 to Registration Statement on Form F-1 Filed on September 29, 2023 File No. 333-270499

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form F-1 filed on September 29, 2023 (the “Registration Statement”) contained in the Staff’s letter dated October 13, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Form F-1 filed September 29, 2023

Dilution, page 59

1.	Please tell us how your net tangible book value at June 30, 2023 of $3,286,985 was determined. Provide us with your computation.

Response: The Company has amended the number of ordinary shares issued and outstanding to be 6,400,000 as of June 30, 2023 in response to Question 5 of the Comment Letter. Thus, the Capitalization section on page 58, and the Dilution section on pages 59 and 60 of the Amendment are amended correspondently. The net tangible book value as of June 30, 2023 to $3,286,285 is calculated as below:

As of June 30, 2023
Total Equity	$5,405,526
Minus: Non-controlling interest	(218,652)
Minus: Common stock, par value	(6,400)
Minus: Intangible assets, net	(1,504,399)
Minus: Operating lease right-of-use assets, net	(389,790)
Net tangible book value	$3,286,285

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 65

2.	We note the second table on page 65 represents units sold, please explain why you reflect the total with a dollar sign.

Response: The Company has deleted the dollar sign from the second table on page 65 in response to the comments.

June 30, 2023 Interim Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Organization and Principal Activities

Reorganization, page F-6

3.

You disclose that in March 2023, your supplemental agreement with Jiangsu LOBO resulted in additional consideration of $1,437,646 paid related to the reorganization conducted in March 2022. Given that a year has passed since the reorganization, it is unclear why you believe the amounts paid relate to the reorganization and therefore have been reflected retroactively. In this regard, tell us your consideration of the amounts paid as a dividend and tell us how you determined the value of $1,437,646 for the shares in the reorganization. Provide us with the authoritative accounting guidance you used to support your accounting treatment. In addition, please file your supplemental agreement as part of your response.

Response: The Company has amended page F-6 of the Amendment as follows in response to the comments and has filed the supplemental agreement with the Amendment.

In March 2023, LOBO HK entered into a supplemental agreement with Jiangsu LOBO’s former shareholders, and agreed the consideration for the share transfer of Jiangsu LOBO to LOBO HK shall be $1,437,646 (RMB 10,000,000), the registered capital amount of Jiangsu LOBO since its incorporation in November 2021. The pro-rata amount to each shareholder of Jiangsu LOBO was documented in the initial share transfer agreement entered in March 2022, when LOBO HK and former Jiangsu LOBO shareholders’ decided the consideration to be zero at the time. In March 2023, when LOBO HK and former Jiangsu LOBO Shareholders entered into this supplemental agreement, the nature of the share transfer transaction did not change, it is still an acquisition under common control. The supplemental agreement is part of the Reorganization process.

Jiangsu LOBO former shareholders include related parties who are also officers of LOBO current structure , hence acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

The reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and therefore, the consideration amount of $1,437,646 is retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

4.	Your disclosure in the penultimate paragraph on page F-6 states that you effected a share split which increased your authorized and issued shares to 50,000,000. Shareholders then surrendered 44,300,000 shares which were cancelled, leaving 5,700,000 shares issued. Please revise to clarify whether you still have 50,000,000 shares authorized with 5,700,000 outstanding or whether you no longer have 50,000,000 shares authorized. Your disclose on page F-6 and on the balance sheet should be revised to separately state the number of authorized shares and issued shares.

Response: The Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The Company has amended Unaudited Interim Condensed Consolidated Balance Sheet on page F-2, Unaudited Interim Condensed Consolidated Statement of Equity on Page F-4, disclosure on Page F-6, and Footnote 16 on Page F-19 of the Amendment in response to the comments. The Company has also retrospectively amended the audited Consolidated Balance Sheet on page F-25, Footnote 1 on Page F-29, and Footnote 17 on Page F-44 of the Amendment in response to the comments.

5.	In a related matter, you disclose that you issued 700,000 shares to existing shareholders in September 2023 on a pro-rata basis. Please revise to retroactively reflect this stock dividend throughout your filing. Refer to SAB Topic 4C. Your earnings per share should also be revised in accordance with ASC 260-10-55-12.

Response: The Company has amended Unaudited Interim Condensed Consolidated Balance Sheet on Page F-2, Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Income on Page F-3, Unaudited Interim Condensed Consolidated Statement of Equity on Page F-4, disclosure on Page F-6, and Footnote 16 on Page F-19 of the Amendment in response to the comments. The Company has also retrospectively amended the audited Consolidated Balance Sheet on page F-25, audited Consolidated Statements of Operations and Comprehensive Income on page F-26, and Consolidated Statement of Equity on Page F-27, Footnote 1 on Page F-29, and Footnote 17 on Page F-44 of the Amendment in response to the comments.

General

6.	We note your added disclosure to page 8 regarding your response to the CSRC on August 15, 2023. Please update this disclosure to discuss future filings and communications related to your submission as well as the status of any approval. Also reconcile those additions with your disclosure on the cover page that you are “currently in the process of submitting filing materials to the CSRC.

Response: The Company acknowledges the comments and confirms that it will update this disclosure to discuss future filings and communications related to our submission as well as the status of any approval. The Company has amended the cover page, pages 8, 43, and 96 of the Amendment in response to the comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Huajian Xu